

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting ... 1, 50250 Kuala Lumpur, Malaysia.
1615304
la Lumpur



03022467

31 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


SEC MAIL
PROCESSING
RECEIVED
JUN 03 2003
WASH. D.C.
SECTION

BY COURIER

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 for your attention:

1. 2002 Annual Report of Resorts World Bhd.

2. Announcement by the Company of the Notice of Extraordinary General Meeting in respect of the Proposed Renewal of the Authority for the Purchase of Own Shares.

3. Circular to Shareholders dated 31 May 2003 in relation to the Proposed Renewal of the Authority for the Purchase of Own Shares.


PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **30-05-2003 11:56:15 AM**
Reference No **RW-030530-59ECB**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **RESORTS WORLD BHD**
* Stock name : **RESORTS**
* Stock code : **4715**
* Contact person : **MR TAN WOOI MENG**
* Designation : **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD

NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Resorts World Bhd ("Resorts" or "Company") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 3.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Third Annual General Meeting of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof, for the purpose of considering and if thought fit, passing the following resolution:

ORDINARY RESOLUTION

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

"**THAT**, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by the Kuala Lumpur Stock Exchange ("KLSE") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on the KLSE upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company. Based on the audited accounts for the financial year ended 31 December 2002, the Company's retained profits and share premium accounts were RM4,606.4 million and RM33.3 million respectively;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general

meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of a stockbroking firm and the opening and maintaining of a Central Depository Account designated as a Share Buy-Back Account) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities."

By Order of the Board

TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2003

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-3229

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Resorts World Bhd, you should at once send this Circular together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents in this Circular.



RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice of the Extraordinary General Meeting of Resorts World Bhd to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 3.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Third Annual General Meeting ("AGM") of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof, together with the Form of Proxy are enclosed.

Last day and time for lodging the Form of Proxy	:	Tuesday, 24 June 2003 at 3.30 p.m.
Date and time of the Extraordinary General Meeting	:	Thursday, 26 June 2003 at 3.30 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Third AGM of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof.

This Circular is dated 31 May 2003

DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Circular:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Board	:	Board of Directors of Resorts
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
EGM	:	Extraordinary General Meeting
EPS	:	Earnings per share
HK$	:	Hong Kong dollar
KLSE	:	Kuala Lumpur Stock Exchange (30632-P)
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which the KLSE is open for trading of securities
NTA	:	Net tangible assets
Proposed Share Buy-Back	:	Proposed renewal of the authority to enable Resorts to purchase and/or hold Resorts Shares for up to 10% of the issued and paid-up share capital of the Company
Resorts or Company	:	Resorts World Bhd (58019-U)
Resorts Group or Group	:	Resorts and its subsidiaries
Resorts Share(s)	:	Ordinary share(s) of RM0.50 each in Resorts
RM and sen	:	Ringgit Malaysia and sen respectively
US$	:	United States of America dollar

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Circular shall be a reference to Malaysian time, unless otherwise stated.

Exemption No. 82-3229

CONTENTS

LETTER TO THE SHAREHOLDERS OF RESORTS RELATING TO THE PROPOSED SHARE BUY-BACK CONTAINING:

Exemption No. 82-3229



RESORTS WORLD BHD

(Company No.: 58019-U)
(Incorporated in Malaysia)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

31 May 2003

Directors:

Tan Sri Lim Goh Tong *(Chairman)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Lim Kok Thay *(President & Chief Executive)*
Tan Sri Alwi Jantan *(Executive Director)*
Mr. Quah Chek Tin *(Executive Director & Chief Operating Officer)*
Mr. Justin Tan Wah Joo *(Executive Director)*
Dato' Siew Nim Chee
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman
Tan Sri Dr. Lin See Yan
Tan Sri Datuk Clifford Francis Herbert

To: The Shareholders of Resorts World Bhd

Dear Sir/Madam

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

1. INTRODUCTION

On 28 April 2003, the Company announced that it proposes to seek a renewal of an existing authorisation from its shareholders to purchase shares of the Company of up to ten percent (10%) of the issued and paid-up share capital of Resorts.

At an EGM held on 25 June 2002, your Board obtained shareholders' approval to undertake the proposed share buy-back of up to ten per cent (10%) of the issued and paid-up share capital of Resorts through the KLSE.

The authority obtained by the Board for the purchase of own ordinary shares by the Company shall lapse at the conclusion of the forthcoming Twenty-Third AGM unless a renewal of authority of share buy-back is obtained from shareholders of Resorts.

In view of the authority expiring at the conclusion of the forthcoming AGM of Resorts, which will be held on Thursday, 26 June 2003, a renewal of the authority of share buy-back is sought from the shareholders for the Proposed Share Buy-Back by way of an ordinary resolution.

The purpose of this Circular is to provide you with the details of the Proposed Share Buy-Back and to seek your approval for the ordinary resolution pertaining to the Proposed Share Buy-Back to be tabled at the forthcoming EGM of Resorts to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 3.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Third AGM of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof. The Notice convening the EGM is enclosed together with this Circular.

SHAREHOLDERS OF RESORTS ARE ADVISED TO READ THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED SHARE BUY-BACK.

2. DETAILS OF THE PROPOSED SHARE BUY-BACK

2.1 The Company proposes to seek from its shareholders a renewal of the authority to purchase and/or hold up to a maximum of 109,184,000 ordinary shares of RM0.50 each in Resorts representing approximately ten percent (10%) of the issued and paid-up share capital of the Company as at 22 May 2003 comprising of 1,091,843,334 ordinary shares of RM0.50 each, on the KLSE through a stockbroker. The appointment of the stockbroker would be lodged with the KLSE at a later date.

The authority from the shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Share Buy-Back at the forthcoming EGM until the conclusion of the next AGM of the Company, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.2 The Board proposes to allocate an amount of up to the retained profits and/or share premium account for the purchase of and/or holding its own shares subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase ("Prevailing Laws") including compliance with the twenty five percent (25%) public shareholding spread as required by the KLSE Listing Requirements. Based on the audited accounts as at 31 December 2002, the retained profits and share premium accounts of the Company were RM4,606.4 million and RM33.3 million respectively.

2.3 As at 28 April 2003, the public shareholding spread of the Company was approximately 42.36%. Assuming the Proposed Share Buy-Back of ten percent (10%) of the issued and paid-up share capital of the Company is carried out in full, and the number of ordinary shares held by the substantial shareholders, Directors and persons related to the substantial shareholders and/or Directors remain unchanged, the public shareholding spread of the Company will reduce to 35.95%.

2.4 Section 67A of the Act pertaining to the purchase of own shares by listed companies allows the treatment of purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Purchased shares held as treasury shares may either be distributed as share dividends, resold on the KLSE in accordance with the relevant rules of the KLSE or subsequently cancelled. The decision whether to retain the ordinary shares in the Company as treasury shares and/or cancel them and/or resell the treasury shares and/or to distribute them as share dividends and/or subsequently cancel them will be made by the Board at the appropriate time. The distribution of treasury shares as share dividends may be applied as a reduction of the retained profits or share premium account of the Company subject to applicable Prevailing Laws.

While the purchased shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions and otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.5 Resorts may only purchase its own shares at a price which is not more than fifteen percent (15%) above the weighted average market price of Resorts Shares for the past five (5) market days immediately preceding the date of the purchase. The Company may only resell the purchased shares held as treasury shares at a price which is not less than the weighted average market price of Resorts Shares for the past five (5) market days immediately preceding the date of resale.

2.6 The Proposed Share Buy-Back will allow the Board to exercise the power of the Company to purchase and/or hold its own shares at any time within the abovementioned time period using the internal funds of the Company and/or external borrowings. The amount of internally generated funds and/or external borrowings to be utilised will only be determined later depending on the available internally generated funds, actual number of Resorts Shares to be purchased and/or held and other relevant cost factors. The actual number of Resorts Shares to be purchased and/or held will depend on market conditions and sentiments of the KLSE as well as the retained profits and share premium account and financial resources available to the Company. The treatment of the purchased shares to be held as treasury shares, either distributed as share dividends or resold by the Company on the KLSE, or both, will in turn depend on the availability of, among others, retained profits, share premium account and tax credit (in relation to Section 108 of the Income Tax Act, 1967) of the Company.

In the event the Company purchases and holds its own shares using external borrowings, the Board would ensure that the Company has sufficient funds to repay the external borrowings and that the repayment would have no material effect on the cashflow of the Company.

3. RATIONALE FOR THE PROPOSED SHARE BUY-BACK

The Proposed Share Buy-Back, if implemented, will enable the Resorts Group to utilise any of its surplus financial resources to purchase its own shares from the market. It may stabilise the supply and demand of its shares traded on the Main Board of KLSE and thereby support its fundamental value.

If Resorts Shares purchased are subsequently cancelled, the Proposed Share Buy-Back may strengthen the EPS of Resorts and if so, it is expected to benefit the shareholders of the Company.

The purchased shares can be held as treasury shares and resold on the KLSE at a higher price with the intention of realising a potential gain without affecting the total issued and paid-up share capital of the Company. Should any treasury shares be distributed as share dividends, this would serve to reward the shareholders of the Company.

The Proposed Share Buy-Back is not expected to have any potential material disadvantage to the Company and its shareholders as it will be exercised only after due consideration of the financial resources of the Resorts Group and of the resultant impact on its shareholders. The Board in exercising any decision on the Proposed Share Buy-Back will be mindful of the interest of the Company and its shareholders.

4. FACTORS FOR SHAREHOLDERS TO CONSIDER

The Proposed Share Buy-Back, if implemented, may enable the Company to stabilise the supply and demand of Resorts Shares on the stock exchange and thereby support the Company's fundamental value. The Board would also have the opportunity to utilise its financial resources not immediately required for other uses to purchase Resorts Shares. Any cancellation of the Resorts Shares so purchased will increase the EPS of the Group if the income foregone or interest expense incurred on the shares purchased is less than the EPS before the share buy-back. In addition, shareholders may receive treasury shares as share dividends if the Board recommends their distribution.

The Proposed Share Buy-Back if implemented will, however, reduce the amount of resources available for distribution to the shareholders of the Company and may result in the Group having to forego other investment opportunities that may emerge in the future, or at least deprive the Company and the Group of interest income that can be derived from the funds utilised for the Proposed Share Buy-Back. The working capital of the Group will also be affected, as any purchase of Resorts Shares will reduce the Group's cashflow depending on the actual number of shares purchased and their purchase price.

On the other hand, the financial resources of the Group may increase if the Resorts Shares so purchased and held as treasury shares are resold at prices higher than their purchase price.

In any case, the Board will be mindful of the interest of the Company, the Group and the shareholders in implementing the Proposed Share Buy-Back.

5. EFFECTS OF THE PROPOSED SHARE BUY-BACK

Assuming that the Company purchases up to 109,184,000 Resorts Shares representing approximately 10% of its issued and paid-up share capital and such shares purchased are cancelled or alternatively retained as treasury shares or both, the effects of the Proposed Share Buy-Back on the share capital, substantial shareholders' and Directors' shareholdings, earnings, NTA, working capital and dividends are as set out below:

5.1 Share Capital

In the event that all the Resorts Shares purchased are cancelled, the Proposed Share Buy-Back will result in the issued and paid-up share capital of the Company being reduced as follows:

	No. of ordinary shares of RM0.50 each
Issued and paid-up share capital as at 22 May 2003	1,091,843,334
Proposed Share Buy-Back	(109,184,000)
Reduced share capital	982,659,334

However, the Proposed Share Buy-Back will not have any effect on the issued and paid-up share capital of the Company if the Resorts Shares so purchased are retained as treasury shares.

5.2 Substantial Shareholders' Interests

The effect of the Proposed Share Buy-Back on the shareholdings of the substantial shareholders of Resorts based on the Register of Substantial Shareholders as at 22 May 2003, is as follows:

	<-----No. of Resorts Shares held----->							
	<--Before the Proposed Share Buy-Back-->				<--After the Proposed Share Buy-Back-->			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Genting Berhad ("Genting")	620,018,000	56.79	-	-	620,018,000	63.10	-	-
Kien Huat Realty Sdn Bhd ("Kien Huat")	-	-	620,257,786*	56.81	-	-	620,257,786*	63.12
Parkview Management Sdn Bhd	-	-	620,257,786^	56.81	-	-	620,257,786^	63.12

Notes:

* *Deemed interested through its subsidiary (Tinehay Holdings Limited) and Genting*

^ *Deemed interested through a subsidiary of Kien Huat (Tinehay Holdings Limited) and Genting*

5.3 Directors' Shareholdings

The effect of the Proposed Share Buy-Back on the shareholdings of the Directors of Resorts based on the Register of Directors' Shareholdings as at 22 May 2003 is as follows:

	No. of Resorts Shares held							
	Before the Proposed Share Buy-Back				After the Proposed Share Buy-Back			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Tan Sri Lim Goh Tong	-	-	-	-	-	-	-	-
Tun Mohammed Hanif bin Omar	1,000	#	-	-	1,000	#	-	-
Tan Sri Lim Kok Thay	50,000	#	-	-	50,000	#	-	-
Tan Sri Alwi Jantan	5,000	#	-	-	5,000	#	-	-
Quah Chek Tin	1,000	#	-	-	1,000	#	-	-
Justin Tan Wah Joo	-	-	-	-	-	-	-	-
Dato' Siew Nim Chee	-	-	-	-	-	-	-	-
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman	-	-	-	-	-	-	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-
Tan Sri Datuk Clifford Francis Herbert	-	-	-	-	-	-	-	-

Notes:

*Negligible*

5.4 Earnings

Where the shares so purchased are to be cancelled, the earnings of the Group will increase if the shares are purchased at prices below the NTA at the time of purchase. However, the increase in earnings will be affected to the extent of the reduction in interest income arising from funds utilised for the purchased shares or any increase in interest expense arising from borrowings to fund the purchase. In the event that the shares are treated as treasury shares and subsequently sold, the earnings of the Group will increase where the treasury shares are sold at prices above the NTA and any resultant increase in interest income of the Group.

5.5 NTA

If the purchased shares are kept as treasury shares, the NTA per share would decrease, unless the cost per share of the treasury shares purchased is below the NTA per share at the relevant point in time. This is because the treasury shares, which are required to be carried at cost, must be offset against equity and therefore would result in a decrease in NTA of the Company.

Similarly, if the purchased shares are cancelled as provided under Section 67A of the Act, the NTA per share of the Resorts Group will decrease, unless the cost per share of the purchased shares is below the NTA per share at the relevant point in time.

In the case where the purchased shares are treated as treasury shares and subsequently resold on the KLSE, the NTA per share of the Resorts Group will increase if the Company realises a gain from the resale, and vice-versa. If the treasury shares are distributed as share dividends, the NTA of the Resorts Group will decrease by the cost of the treasury shares.

5.6 Working Capital

The Proposed Share Buy-Back will reduce the working capital of the Group, the quantum of which depends on, amongst others, the number of shares eventually purchased and the purchase prices of the shares.

For shares so purchased which are kept as treasury shares, upon its resale, the working capital of the Company will increase. Again, the quantum of the increase in the working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold.

5.7 Dividends

Assuming the Proposed Share Buy-Back is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Share Buy-Back will have the effect of increasing the dividend rate of the Company as a result of the reduction in the issued and paid-up share capital of the Company per ordinary share of RM0.50 each.

For the financial year ended 31 December 2002, the Company has paid an interim dividend of 8.5 sen less Malaysian Income Tax and recommended a final dividend of 9.0 sen per ordinary share of RM0.50 each less Malaysian Income Tax announced on 28 February 2003. The recommended final dividend will be subject to shareholders' approval at the Company's forthcoming AGM.

6. IMPLICATION OF THE CODE

The direct shareholdings of Genting Berhad ("Genting") in Resorts as at 22 May 2003 is approximately 56.79% of the issued and paid-up share capital of the Company. In the event that the Proposed Share Buy-Back of up to approximately ten percent (10%) is carried out in full in a period of six (6) months, the shareholdings of Genting in Resorts would increase to approximately 63.10% of the issued and paid-up share capital of the Company if the number of ordinary shares held by Genting is unchanged.

Pursuant to the Code, if a person or a group of persons acting in concert holds more than fifty percent (50%) of the voting shares of a company there is no obligation to undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by the said person or persons acting in concert. Accordingly, there will not be any implication relating to the Code arising from the Proposed Share Buy-Back.

7. HISTORICAL SHARE PRICES

The monthly high and low market prices of Resorts Shares traded on the KLSE for the past twelve (12) months from April 2002 to April 2003 are as follows:

	<-------------------- Ordinary share ---------------- >	
	High RM	**Low RM**
2002		
April	12.00	9.45
May	11.40	10.00
June	11.50	9.50
July	10.90	10.00
August	11.20	10.10
September	10.90	8.20
October	9.45	8.15
November	9.10	8.15
December	9.75	8.55
2003		
January	10.50	9.10
February	10.80	9.45
March	9.85	8.35
April	8.55	7.40

Last transacted price of Resorts Shares on 28 April 2003 (being the date of announcement of the Proposed Share Buy-Back) RM7.60

Last transacted price of Resorts Shares on 26 May 2003 (being the latest practical date prior to the printing of this Circular) RM8.40

(Source: Bloomberg)

8. APPROVAL REQUIRED

The Proposed Share Buy-Back is conditional upon approval from the shareholders of Resorts at the forthcoming EGM to be convened.

9. PURCHASE OF RESORTS SHARES

Currently, there are no shares of the Company which are held as treasury shares. The Company had not made any purchase of Resorts Shares in the previous twelve (12) months preceding the date of this Circular.

10. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Share Buy-Back, none of the Directors and/or substantial shareholders of Resorts or persons connected to them, has any interest, direct or indirect, in the Proposed Share Buy-Back or resale of treasury shares, if any.

11. DIRECTORS' RECOMMENDATION

Your Directors, after careful deliberation, are of the opinion that the Proposed Share Buy-Back is in the best interest of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution to give effect to the Proposed Share Buy-Back at the forthcoming EGM.

12. EGM

An EGM, the notice of which is enclosed in this Circular, will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 3.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Third AGM of the Company which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof, for the purpose of considering and if thought fit, passing the ordinary resolution to give effect to the Proposed Share Buy-Back.

If you are unable to attend and vote in person at the EGM, you are requested to complete and return the enclosed Form of Proxy, in accordance with the instructions printed thereon, so as to arrive at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than forty-eight (48) hours before the time set for convening the EGM on Thursday, 26 June 2003 at 3.30 p.m. or at any adjournment thereof. The lodging of a Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

13. FURTHER INFORMATION

Shareholders are requested to refer to Appendix I for further information.

Yours faithfully
For and on behalf of the Board of Directors
of **RESORTS WORLD BHD**

TUN MOHAMMED HANIF BIN OMAR
DEPUTY CHAIRMAN

ADDITIONAL INFORMATION

1. Directors' Responsibility Statement

This Circular has been seen and approved by the Directors of Resorts and they individually and collectively accept full responsibility for the accuracy of the information given in this Circular and confirm that, after making all reasonable enquiries, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. Material Contracts

Save as disclosed below, there are no material contracts, not being contracts entered into in the ordinary course of business, which have been entered into by the Resorts Group during the past two (2) years preceding the date of this Circular:

(i) an International Swaps and Derivatives Association 1992 ("ISDA") Master Agreement dated 10 May 2001 between RWB (Labuan) Limited ("RWBL"), a wholly-owned subsidiary of Resorts and Standard Chartered Bank (Malaysia) Berhad ("SCBMB") pertaining to the interest rate swap transactions to be entered into by RWBL in order to swap floating rate exposure to a fixed rate exposure in relation to the Term Loan Facility of US$200 million mentioned in the following document:

   (a) a Term Facility Agreement dated 20 March 2001 between RWBL, Resorts, Dresdner Bank AG, Labuan branch ("Dresdner"), National Australia Bank Limited, Labuan branch ("NABL"), OCBC Bank (Malaysia) Berhad ("OCBC") and the Banks (comprising Dresdner, NABL, OCBC, Westpac Banking Corporation, Singapore Branch, Bumiputra Commerce Bank (L) Limited, Credit Industriel et Commercial, Labuan Branch, Maybank International (L) Limited, Standard Chartered Bank, Offshore Labuan, The Hongkong and Shanghai Banking Corporation Limited and Labuan Offshore Banking Unit) ("the Financial Institutions") pertaining to a Term Loan Facility of US$200 million granted by the Financial Institutions to RWBL for purposes of refinancing the US$200 million of equity injected by Resorts in Resorts World Limited ("RWL"), a wholly-owned subsidiary of Resorts for the purchase by RWL of US$200 million of the Convertible Unsecured Loan Notes ("Notes") issued by Star Cruises Limited ("SCL") which Notes have subsequently been converted into ordinary shares of SCL. The loan is repayable in three instalments;

(ii) an ISDA Master Agreement dated 4 July 2001 between RWBL and The Hongkong and Shanghai Banking Corporation Limited, Labuan ("HSBC") pertaining to the interest rate swap transactions to be entered into by RWBL in order to swap floating rate exposure to a fixed rate exposure in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) above;

(iii) a Guarantee Agreement dated 9 August 2001 between Resorts and HSBC whereby Resorts has agreed to issue a guarantee in favour of HSBC in consideration of a five year Interest Rate Swap Facility with a risk weighted limit of US$16 million granted by HSBC to RWBL pursuant to the Letter of Offer dated 10 July 2001 from HSBC;

(iv) a Guarantee Agreement dated 13 August 2001 between Resorts and SCBMB whereby Resorts has agreed to issue a guarantee in favour of SCBMB in consideration of a five year Interest Rate Swap Facility with a risk weighted limit of US$15 million granted by SCBMB to RWBL pursuant to the Letter of Offer dated 21 July 2001 from SCBMB;

(v) an ISDA Master Agreement dated 20 February 2002 between Resorts and HSBC Bank Malaysia Berhad ("HSBCM") pertaining to the foreign exchange transaction(s) with HSBCM in respect of Resorts' Foreign Exchange Facility of RM79.31 million from HSBCM in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) above and the following document:

   (a) a Programme Agreement dated 19 May 2000 between Resorts World (Labuan) Limited ("RWLL"), a wholly-owned subsidiary of Resorts, UOB Asia Limited ("UOB Asia") and United Overseas Bank Limited, Labuan Branch ("UOB Labuan") (both UOB Asia and UOB Labuan are collectively referred to as the "Subscribers")

pertaining to the acceptance by RWLL of US$200 million Guaranteed Euro Medium Term Note Programme guaranteed by Resorts and arranged by the Subscribers in place of the Loan Agreement dated 14 February 2000 between RWLL and UOB Labuan pertaining to a bridging loan facility up to the maximum principal sum of US$168 million to RWLL to invest in the equity of SCL for its acquisition of NCL Holding ASA. The loan is repayable in three instalments;

(vi) an ISDA Master Agreement dated 28 March 2002 between RWBL and OCBC pertaining to the interest rate swap transactions to be entered into by RWBL in order to hedge against interest fluctuations in respect of the interest swap line of up to US$50 million from OCBC in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) above;

(vii) an Agreement in respect of an issue of Convertible Note by First Karaoke (H.K.) Limited ("First Karaoke") dated 7 May 2002 between Resorts Overseas Investment Limited ("ROIL"), a wholly-owned subsidiary of Resorts and First Karaoke, Mr. Wong Franklin and Ms. Lau Lai Ping (as Warrantors) pertaining to the subscription by ROIL of Convertible Note in First Karaoke for HK$45 million;

(viii) an Agreement dated 7 May 2002 between ROIL and Ms. Lau Lai Ping, Mr. Wong Franklin, Mr. Ng Man Hung ("First Karaoke Shareholders") and First Karaoke pertaining to the arrangements between the First Karaoke Shareholders and ROIL in respect of the manner in which the affairs of First Karaoke will be regulated in relation to their respective participation as shareholders and investors in First Karaoke;

(ix) a Letter Agreement dated 20 May 2002 between United Overseas Bank (Malaysia) Bhd ("UOBM") and Resorts pertaining to the acceptance by Resorts from UOBM of a Forward Foreign Exchange Contracts Facility of RM400 million for the purpose of hedging Resorts' foreign currency exposure in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) and (v)(a) above;

(x) a Letter Agreement dated 14 August 2002 between Bumiputra-Commerce Bank Berhad ("BCB") and Resorts pertaining to the acceptance by Resorts from BCB of a Forward Foreign Exchange Contracts Facility of RM214 million for the purpose of hedging Resorts currency exposure in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) above;

(xi) an ISDA Master Agreement dated 3 October 2002 between RWBL and The Development Bank of Singapore Ltd, Labuan Branch ("DBS") pertaining to the interest rate swap transaction(s) to be entered into by RWBL in order to hedge the floating rate exposure of the Term Loan Facility of US$200 million mentioned in (i)(a) above;

(xii) a Guarantee Agreement dated 8 October 2002 between Resorts and OCBC whereby Resorts has agreed to issue a guarantee in favour of OCBC in consideration of a 5 year Interest Rate Swap Facility with a risk weighted limit of US$10 million granted by OCBC to RWBL pursuant to the ISDA Master Agreement dated 28 March 2002;

(xiii) an Agreement dated 31 October 2002 between ROIL, First Karaoke and Mr. Wong Franklin and Ms. Lau Lai Ping as Warrantors pertaining to the subscription by ROIL of 1,580,000 new ordinary shares of HK$1.00 each in the capital of First Karaoke for HK$6,004,000;

(xiv) an ISDA Master Agreement dated 19 November 2002 between RWBL and CIMB (L) Limited ("CIMB") pertaining to the interest rate swap transaction(s) to be entered into by RWBL in order to hedge the floating rate exposure of the Term Loan Facility of US$200 million mentioned in (i)(a) above;

(xv) a Guarantee Agreement dated 19 November 2002 between Resorts and CIMB whereby Resorts has agreed to issue a guarantee in favour of CIMB in consideration of a 5 year Interest Rate Swap Facility with a maximum aggregate amount of liability of US$3.8 million granted by CIMB to RWBL pursuant to the ISDA Master Agreement dated 19 November 2002;

(xvi) a Guarantee Agreement dated 19 November 2002 between Resorts and DBS whereby Resorts has agreed to issue a guarantee in favour of DBS in consideration of a 5 year Interest Rate Swap Facility with a risk weighted limit of 15% of the contracted aggregate notional amount granted by DBS to RWBL pursuant to the ISDA Master Agreement dated 3 October 2002;

(xvii) a Term Facility Agreement dated 22 November 2002 between DBS and Resorts International (Labuan) Limited ("RILL"), a wholly-owned subsidiary of Resorts, and pertaining to the acceptance by RILL from DBS of a Syndicated Term Loan Facility of US$77 million to part finance the subscription of the rights to be issued by SCL amounting to approximately US$150 million. Subsequently, RILL has utilised an amount of US$53 million only. Resorts has agreed to guarantee DBS due performance of the aforesaid loan;

(xviii) an Agreement dated 23 December 2002 between First Karaoke and ROIL, Ms. Lau Lai Ping, Mr. Wong Franklin and Mr. Ng Man Hung as Subscribers and Mr. Wong Franklin and Ms. Lau Lai Ping as Warrantors pertaining to the subscription by ROIL of Convertible Note in First Karaoke for HK$9 million;

(xix) two Supplemental Agreements dated 23 December 2002 to each of the principal Agreements mentioned in (vii) and (viii) above respectively pertaining to certain amendments made to the principal Agreements; and

(xx) a Second Supplemental Agreement dated 30 January 2003 to the principal Agreement mentioned in (viii) above pertaining to certain amendments made to the principal Agreement.

3. Material Litigation

Neither Resorts nor any of its subsidiaries is engaged in any material litigation, claims or arbitration either as plaintiff or defendant and the Directors do not have any knowledge of any proceedings pending or threatened against Resorts or its subsidiaries or of any facts likely to give rise to any proceedings which might materially affect the position of Resorts and its subsidiaries.

4. Documents For Inspection

Copies of the following documents will be available for inspection at the registered office of Resorts at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, during normal business hours from the date of this Circular to the date of the EGM:

(a) Memorandum and Articles of Association of the Company;

(b) Audited consolidated financial statements of the Resorts Group for the past two (2) financial years ended 31 December 2002 and the unaudited results for the three (3)-month period ended 31 March 2003; and

(c) Material contracts referred to in Section 2 above.



RESORTS WORLD BHD

(Company No.: 58019-U)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Resorts World Bhd ("Resorts" or "Company") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 3.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Third Annual General Meeting of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof, for the purpose of considering and if thought fit, passing the following resolution:

ORDINARY RESOLUTION

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

"**THAT,** subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by the Kuala Lumpur Stock Exchange ("KLSE") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on the KLSE upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company. Based on the audited accounts for the financial year ended 31 December 2002, the Company's retained profits and share premium accounts were RM4,606.4 million and RM33.3 million respectively;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of a stockbroking firm and the opening and maintaining of a Central Depository Account designated as a Share Buy-Back Account) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities."

By Order of the Board

TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2003

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.

Exemption No. 82-3229



RESORTS WORLD BHD

(Company No.: 58019-U)
(Incorporated in Malaysia)

FORM OF PROXY
(Before completing the form please refer to notes overleaf)

"A" I/We ....
(FULL NAME IN CAPITALS)

of ....
(ADDRESS)

being a member of RESORTS WORLD BHD, hereby appoint

....
(FULL NAME)

of ....
(ADDRESS)

or failing him ....
(FULL NAME)

of ....
(ADDRESS)

or failing him, the *CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 3.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Third Annual General Meeting of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof.

"B" Where it is desired to appoint a second proxy, this section must also be completed, otherwise it should be deleted.

I/We ....
(FULL NAME IN CAPITALS)

of ....
(ADDRESS)

being a member of RESORTS WORLD BHD, hereby appoint

....
(FULL NAME)

of ....
(ADDRESS)

or failing him ....
(FULL NAME)

of ....
(ADDRESS)

or failing him, the *CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 3.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Third Annual General Meeting of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof.



Exemption No. 82-3229

The proportions of my/our holding to be represented by my/our proxies are as follows:

First Proxy "A"	%
Second Proxy "B"	%
	100%

In case of a vote taken by a show of hands, *First Proxy "A"/Second Proxy "B" shall vote on my/our behalf.

My/our proxy/proxies shall vote as follows:

(Please indicate with an "X" in the space provided below how you wish your votes to be cast on the resolution specified in the Notice of Meeting. If you do not do so, the proxy/proxies will vote, or abstain from voting on the resolution as he/they may think fit).

ORDINARY RESOLUTION	FIRST PROXY "A"		SECOND PROXY "B"	
	FOR	AGAINST	FOR	AGAINST
PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES				

Signed this .... day of 2003

Number of shares held

....
Signature of Member

**Delete if inapplicable.*

Notes:

1. *A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. This instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.*

2. *In the case of a corporation, this Form of Proxy must be either under seal or signed by a duly authorised officer or attorney.*

Exemption No. 82-3229

Fold this flap for sealing

Then fold here

AFFIX
STAMP

The Company Secretary
Resorts World Bhd
24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

1st fold here

BAHAN CETAK / PRINTED MATTER
May be opened for postal inspection

BAYARAN POS JELAS
POSTAGE PAID
PEJABAT POS BESAR
KUALA LUMPUR
MALAYSIA
NO. WP 0722

If undelivered, please return to:-

Genting Management and Consultancy Services Sdn. Bhd. (112896-T)
23rd Floor, Wisma Genting, Jalan Sultan Ismail
50250 Kuala Lumpur, MALAYSIA



RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

28 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER


SEC MAIL PROCESSING
JUN 03 2003
WASH, D.C.
183

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the First Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the first quarter ended 31 March 2003 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary


SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH, D.C.
183

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **28-05-2003 06:06:42 PM**
Reference No **RW-030528-787B4**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31-03-2003**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Financial Year End** : **31-12-2003**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:



RWB - Announcement.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-03-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2003	31-03-2002	31-03-2003	31-03-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	690,780	735,305	690,780	735,305
2	Profit/(loss) before tax	188,194	212,743	188,194	212,743

3	Profit/(loss) after tax and minority interest	122,594	140,446	122,594	140,446
4	Net profit/(loss) for the period	122,691	140,499	122,691	140,499
5	Basic earnings/(loss) per share (sen)	11.24	12.87	11.24	12.87
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER *		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	3.5600		3.4500	

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31-03-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31-03-2002 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31-03-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31-03-2002 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	213,731	230,469	213,731	230,469
2	Gross interest income	5,902	1,884	5,902	1,884
3	Gross interest expense	23,062	23,514	23,062	23,514

Note: The above information is for the Exchange internal use only.

Exemption No. 82-3229



RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FIRST QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 31 March 2003. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2003

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter 31.3.2003	Preceding year corresponding quarter 31.3.2002	Current year-to-date 31.3.2003	Preceding year corresponding period 31.3.2002
	RM'000	RM'000	RM'000	RM'000
Revenue	**690,780**	735,305	**690,780**	735,305
Cost of sales	**(413,069)**	(452,059)	**(413,069)**	(452,059)
Gross profit	**277,711**	283,246	**277,711**	283,246
Other income	**7,769**	3,818	**7,769**	3,818
Other expenses	**(71,749)**	(56,595)	**(71,749)**	(56,595)
Profit from operations	**213,731**	230,469	**213,731**	230,469
Finance cost	**(23,157)**	(23,609)	**(23,157)**	(23,609)
Share of results of associated company	**(2,380)**	5,883	**(2,380)**	5,883
Profit from ordinary activities before taxation	**188,194**	212,743	**188,194**	212,743
Taxation	**(65,600)**	(72,297)	**(65,600)**	(72,297)
Profit from ordinary activities after taxation	**122,594**	140,446	**122,594**	140,446

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2003

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter 31.3.2003	Preceding year corresponding quarter 31.3.2002	Current year-to-date 31.3.2003	Preceding year corresponding period 31.3.2002
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	97	53	97	53
Net profit for the period	**122,691**	140,499	**122,691**	140,499
Basic earnings per share (sen)	**11.24**	12.87	**11.24**	12.87
Diluted earnings per share (sen)	**11.24**	N/A	**11.24**	N/A

N/A: Not Applicable

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2002.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at end of current period 31.3.2003 RM'000	Audited As at preceding financial year end 31.12.2002 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	**3,239,244**	3,226,098
Real property assets	**201,197**	201,197
Associated company	**1,943,500**	1,910,393
Other long term assets	**14,896**	17,055
CURRENT ASSETS		
Inventories	**42,653**	41,892
Trade and other receivables	**91,722**	90,069
Amount due from other related companies	**3,095**	5,614
Amount due from associated company	**257**	480
Short term investments	**479,602**	419,809
Bank balances and deposits	**367,860**	366,818
	985,189	924,682
LESS CURRENT LIABILITIES		
Trade and other payables	**286,402**	303,999
Amount due to holding company	**8,880**	12,842
Amount due to other related companies	**32,957**	32,694
Short term borrowings	**473,699**	473,699
Taxation	**245,904**	240,832
	1,047,842	1,064,066
NET CURRENT LIABILITIES	**(62,653)**	(139,384)
	5,336,184	5,215,359
SHARE CAPITAL	**545,922**	545,922
RESERVES	**3,346,277**	3,223,448
SHAREHOLDERS' EQUITY	**3,892,199**	3,769,370
MINORITY INTERESTS	**9,580**	9,677
LONG TERM LIABILITIES		
Long term borrowings	**809,400**	809,400
Loan from holding company	**371,870**	371,870
Other long term and deferred liabilities	**253,135**	255,042
TOTAL LONG TERM LIABILITIES	**1,434,405**	1,436,312
	5,336,184	5,215,359
NET TANGIBLE ASSETS PER SHARE (RM)	**3.56**	3.45

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2002.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2003

	←Non-Distributable→			Distributable	
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2003					
As previously reported	545,922	33,333	3,030	3,241,828	3,824,113
Prior period adjustment – Effect of adopting MASB 25	-	-	-	(54,743)	(54,743)
As restated	545,922	33,333	3,030	3,187,085	3,769,370
Net profit for the financial period	-	-	-	122,691	122,691
Other movement during the period	-	-	138	-	138
Balance at 31 March 2003	**545,922**	**33,333**	**3,168**	**3,309,776**	**3,892,199**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2002.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2003

	Unaudited Current Year-To-Date 31.03.2003 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES	
Profit after minority interests but before taxation	188,291
Adjustments for:	
Depreciation of property, plant and equipment	48,470
Interest expense	23,062
Interest income	(5,902)
Share of results of associated company	2,380
Goodwill written off	2,169
Other non-cash items and adjustments	2,367
	72,546
Operating profit before working capital changes	260,837
Net change in current assets	1,866
Net change in current liabilities	(3,864)
	(1,998)
Cash generated from operations	258,839
Net tax paid	(61,331)
Other net operating receipts	879
	(60,452)
Net Cash From Operating Activities	198,387
CASH FLOWS FROM INVESTING ACTIVITIES	
Property, plant and equipment	(78,574)
Investment in associated company	(37,856)
Other investments	3,849
Net Cash Used In Investing Activities	(112,581)
CASH FLOWS FROM FINANCING ACTIVITIES	
Interest paid	(23,787)
Net Cash Used In Financing Activities	(23,787)
NET INCREASE IN CASH AND CASH EQUIVALENTS	62,019
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	750,900
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	812,919
<u>**ANALYSIS OF CASH AND CASH EQUIVALENTS**</u>	
Bank balances and deposits	367,860
Money market instruments	445,059
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	812,919

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2002.)

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - FIRST QUARTER ENDED 31 MARCH 2003

Part I : Compliance with Malaysia Accounting Standard Board 26 ("MASB 26") "Interim Financial Reporting"

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with MASB 26 "Interim Financial reporting" and Paragraph 9.22 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements. Comparative information on Condensed Consolidated Statements of Changes in Equity and Condensed Consolidated Cash Flow Statement which are required under MASB 26 are however not presented as the Group has applied the exemption provided by the KLSE.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2002. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the year ended 31 December 2002 as well as new approved accounting standards which are effective and applicable for the current financial year.

Consequently, in compliance with MASB 25, Income Taxes, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

The effect of the implementation of MASB 25, which has been applied retrospectively, are summarised below:

i) Impact on Balance Sheet:

Balances as at 31 December 2002:	**As previously reported RM'000**	**Prior period adjustment RM'000**	**As restated RM'000**
Reserves:			
- Unappropriated profit	3,241,828	(54,743)	3,187,085
Other long term and deferred liabilities:			
- Deferred taxation	55,384	54,743	110,127

The above restatement of the Group's reserves at the beginning of the year has the effect of reducing the Net Tangible Assets per share from RM3.50 as previously reported to RM3.45.

ii) Impact on Income Statement:

Individual quarter and cumulative period to 31 March 2002:	**As previously reported RM'000**	**Prior period adjustment RM'000**	**As restated RM'000**
Taxation	72,476	(179)	72,297

The above adjustments to the Income Statement has the effect of increasing the Basic Earnings per share from 12.85 sen as previously reported to 12.87 sen.

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2002 was not qualified.

c) Seasonal or Cyclical Factors

Exemption No. 82-3229

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow

There has not arisen in the current financial year-to-date of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

e) Material Changes in Estimates

There were no major changes in estimates of amounts reported in prior interim periods of the current financial period or that of prior financial years.

f) Changes in Debt and Equity Securities

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current financial year-to-date.

g) Dividend Paid

No dividend has been declared or recommended for the current quarter ended 31 March 2003.

h) Segment Information

Segment analysis for the financial period ended 31 March 2003 as set out below:

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	687,093	1,649	2,038	-	690,780
Inter segment	205	1,621	8,714	(10,540)	-
	687,298	3,270	10,752	(10,540)	690,780
Results					
Segment profit/(loss)	209,447	843	(2,461)		207,829
Interest income					5,902
Finance cost					(23,157)
Share of results of associated company	(2,380)				(2,380)
Profit from ordinary activities before taxation					188,194
Taxation					(65,600)
Profit from ordinary activities after taxation					122,594
Minority interest					97
Net profit for the period					122,691

i) ***Valuation of Property, Plant and Equipment***

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2002.

j) ***Material Events Subsequent to the End of Financial Period***

There were no material events subsequent to the end of the current financial period that have not been reflected in the financial statements for the financial year-to-date.

k) ***Changes in the Composition of the Group***

There have been no material changes in the composition of the Group for the current financial year-to-date.

l) ***Changes in Contingent Liabilities or Contingent Assets***

There were no changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2002.

m) ***Capital Commitments***

Capital commitments not provided for in the financial statements as at 31 March 2003 is as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	149,512
- not contracted	419,178
	568,690

File No. 82-3229

ADDITIONAL INFORMATION REQUIRED BY THE KUALA LUMPUR STOCK EXCHANGE - FIRST QUARTER ENDED 31 MARCH 2003

Part II : Compliance with Appendix 9B of the KLSE Listing Requirements

1) Review of Performance

	INDIVIDUAL QUARTER			INDIVIDUAL QUARTER	
	Current year-to-date	Preceding year corresponding quarter		Immediate preceding quarter	
	31.3.2003	31.3.2002	%	31.12.2002	%
	RM'Million	RM'Million	+/-	RM'Million	+/-
Revenue					
Leisure & Hospitality	**687.1**	654.2	+5	705.8	-3
Properties	**1.7**	1.6	+6	3.6	-53
Others	**2.0**	79.5*	-97	2.0	0
	690.8	735.3	-6	711.4	-3
Profit Before Tax					
Leisure & Hospitality	**209.4**	232.3	-10	246.2	-15
Properties	**0.8**	1.1	-27	(0.2)	+500
Others	**(2.4)**	(4.9)	+51	(30.3)	+92
	207.8	228.5	-9	215.7	-4
Interest income	**5.9**	1.9	+211	5.8	+2
Finance cost	**(23.1)**	(23.6)	+2	(24.6)	+6
Share of results of associated company	**(2.4)**	5.9	-141	(25.1)	-90
Net profit for the period	**188.2**	212.7	-12	171.8	+10

* *Included in the Other revenue of RM79.5 million in the corresponding quarter in 2002 was an amount of RM77.7 million relating to proceeds arising from sale of quoted securities.*

The Group registered revenue and profit before taxation of RM690.8 million and RM188.2 million respectively for the current quarter compared to revenue and profit before taxation of RM735.3 million and RM212.7 million respectively for the corresponding quarter in 2002. The lower profit before taxation is mainly attributable to the lower profit from the leisure and hospitality segment and losses of RM2.4 million from Star Cruises Limited ("SCL"), an associated company, as compared to share of profit from SCL of RM5.9 million in the corresponding quarter in 2002. The lower profit from leisure and hospitality segment was mainly due to higher donations made in the current quarter amounting to RM22.5 million.

2) Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter

The first quarter ended 31 March 2003 reported a profit before taxation for the Group of RM188.2 million compared to RM171.8 million in the preceding quarter. The higher profit before taxation is mainly due to a lower losses from SCL of RM2.4 million compared to the losses from SCL of RM25.1 million in the preceding quarter and investment written down and fixed assets written off of RM38.7 million in the preceding quarter which were not incurred in the current quarter.

Excluding these charges and results of SCL, the underlying performance of the leisure and hospitality segment was weaker in the current quarter compared to the preceding quarter. This was mainly due to lower visitor arrivals as there were fewer festive seasons and school holidays in this quarter compared to the fourth quarter of 2002. The lower profit from the leisure and hospitality segment was also mainly attributable to higher donations made in the current quarter which amounted to RM22.5 million.

3) *Prospects*

The operating business conditions for the Group for the year are expected to be challenging in view of the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the Asian region which has adversely affected the tourism industry in the region. The Directors are of the opinion that the performance of the Group for the year is likely to be adversely affected by the SARS outbreak in the region and the uncertainties in the global economic environment.

4) *Variance of Actual Profit from Forecast Profit*

The Group did not issue any profit forecast or profit guarantee for the year.

5) *Taxation*

Taxation charges for the current quarter and current financial year-to-date are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Current Taxation		
Malaysian taxation	66,199	66,199
Foreign taxation	8	8
Deferred Taxation	(946)	(946)
	65,261	65,261
Share of tax in associated company	339	339
	65,600	65,600

The effective tax rate of the Group for the current quarter and current financial year-to-date is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purpose.

6) *Profit on Sale of Unquoted Investments and/or Properties*

The results for the current quarter and current financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) *Quoted Securities Other than Securities in Existing Subsidiary and Associated Companies*

(a) There were no dealings in quoted securities for the current quarter and financial year-to-date.

(b) The details of the investments in quoted shares excluding associated company, as at 31 March 2003 are as set out below:

	RM'000
Total investments at cost	79,457
Total investments at book value	34,543
Total investments at market value	34,543

8) *Status of Corporate Proposals Announced*

On 28 April 2003, the Company announced its Proposed Renewal of the Authority for the Purchase of Own Shares ("Proposed Share Buy-Back"). The present mandate granted by the shareholders of the Company on 25 June 2002 for the Proposed Share Buy-Back will expire at the conclusion of the forthcoming Twenty-Third Annual General Meeting ("AGM") of the Company on 26 June 2003. In this regard, the Company proposes to seek from its shareholders at an Extraordinary General Meeting to be convened, a renewal of the authority to purchase up to ten percent (10%) of the issued and paid-up share capital of the Company comprising 1,091,843,334 ordinary shares of RM0.50 each.

9) Group Borrowings and Debt Securities

The details of the Group's borrowings are as set out below:

		As at 31 March 2002	
		Foreign currency '000	**RM Equivalent '000**
Short term borrowing	Unsecured	USD 66,000	252,091
Short term borrowing	Unsecured	SGD 100,000	221,608
Long-term borrowings	Unsecured	USD 213,000	809,400
Long-term borrowing denominated in Ringgit Malaysia	Unsecured	-	371,870
			1,654,969

Borrowings denominated in Ringgit Malaysia represent loan from holding company, Genting Berhad.

10) Off Balance Sheet Financial Instruments

As at 21 May 2003, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Dates
US Dollars	92,423	11/06/2002 to 21/05/2003	23/05/2003 to 26/04/2004

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) Singapore Dollar ("SGD")/US Dollar ("USD") Cross-Currency Swap ("CCS")

The Group issued Euro Medium Term Notes ("Notes") of SGD100 million. These Notes which were issued at fixed interest rate on 26 May 2000 are due to mature on 26 May 2003.

The Group entered into two CCS agreements, the first on the issue date of the Notes and the second on 3 August 2000. The effect of the two CCS agreements is to convert the SGD Notes into a fixed rate USD liability. The swaps terminate on the maturity of the Notes which is 26 May 2003.

The above USD liability, together with other USD borrowings, was subsequently hedged into Ringgit Malaysia using forward foreign currency contracts, which have been included in the outstanding foreign exchange contracts in note (a) above. The foreign currency exposure has been hedged to the extent permitted by the Central Bank's Exchange Control Regulations.

(c) USD Interest Rate Swap ("IRS")

(i) The Group also issued Notes for USD26 million on 16 June 2000. These Notes are due to mature on 16 June 2003.

The Group entered into an IRS agreement on 8 August 2000 and the effect of this transaction is to effectively fix the interest rate payable on that tranche of the loan.

The swap terminates on the maturity of the loan, i.e. 16 June 2003.

(ii) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Initial Contract Amounts USD '000	Outstanding Amounts USD '000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
08 May 2002	25 July 2002	25/04/2005	10,000	10,000
08 May 2002	25 July 2002	25/04/2006	10,000	10,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(iii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

The Group intends to enter into further interest rate swaps to manage the group's exposure to interest rate fluctuations for the remaining portion of the loans amounting to USD113 million.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their contracted rates.

11) Changes in Material Litigation

There are no pending material litigations as at 21 May 2003.

12) Dividend Proposed or Declared

No dividend has been proposed or declared for the current quarter ended 31 March 2003.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are:

	Current quarter RM'000	Current financial year-to-date RM'000
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	122,691	122,691

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are:

	Current quarter Number of shares	Current financial year-to-date Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,843,334	1,091,843,334
Adjustment for share options granted under Tranche 2 of the New ESOS to executives	29,617	29,617
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,091,872,951	1,091,872,951

As at 31 March 2003, the Company has 100,000 and 14,224,000 unissued ordinary shares outstanding under the previous executive share option scheme ("previous ESOS") and the new executive share option scheme ("new ESOS") respectively. The previous ESOS was implemented on 26 September 1989 which expired on 25 September 1994, with options expiring on 22 September 2004 ("outstanding options"). The new ESOS became effective on 12 August 2002 for a duration of ten years expiring on 11 August 2012. The eligible executives of the Group who hold the outstanding options of the previous ESOS are allowed to participate in the new ESOS provided they surrender their outstanding options before the participation.

BY ORDER OF THE BOARD

TAN SRI LIM GOH TONG
Chairman
RESORTS WORLD BHD

28 May 2003